



EASTMAIN

NEWS RELEASE

TSX Symbol: ER

April 2, 2008

Eau Claire Gold Deposit

VG samples average 70.74 g/t Au, up to 2,540 g/t Au

Eastmain Resources Inc. (TSX:ER) announces initial assay results for the visible gold samples from Eau Claire deposit drilling completed in December 2007. The average grade of 76 half-metre drill core samples containing visible gold is **70.74 g/t gold or 2.07 ounces per ton** (Table 1). The gold content of these samples ranges from **0.5 to 2,540 g/t gold (74.2 ounces per ton)**. A total of 180 quartz-tourmaline vein and schist drill intercepts ranging from 0.5 to more than 4.0 metres in thickness were intersected within the Eau Claire gold deposit. **Visible gold** observed in drill core ranges from **1 to over 100 grains** per intercept and varies in size from less than **1 mm to more than 4 mm**.

Exceptional assay results were intersected in the recent drilling. Hole ER07-87 averaged **136.8 g/t gold or 4 ounces per ton** over a two-metre interval within the P Vein and hole ER07-98 cut a one-metre section of the R Vein, which assayed **1,313 g/t gold or 38.14 ounces per ton**.

Drilling across the 450 West Zone at Eau Claire has confirmed excellent continuity of multiple gold-bearing veins, defining a **high-grade corridor** containing visible gold in the central part of the deposit. Visible gold was intersected in **34 of 51 drill holes** within six different veins (H, I, P, JQ, R and S). Drilling at 12.5-metre centres indicates that high-grade gold appears to be evenly distributed both laterally along strike and vertically within the detailed drill area. A second drill program is now planned to develop and upgrade additional near-surface, high-grade resources east of the 450 West Zone.

The recent 12.5-metre drilling at Eau Claire has demonstrated a positive correlation of drill hole spacing with gold grade – gold grade appears to increase with closer drill spacing. The previously reported indicated resource grade for the deposit, based on 25 to 50 metre drill intervals, is 9.46 g/t gold. However, the composite surface grade of the deposit is 23.5 g/t or 0.70 ounces per ton gold, based on a 5-metre channel sample interval. A new resource calculation based on 12.5-metre drill intervals, which will follow the second tranche of detailed drilling, is expected for Q4 2008. To date the gold deposit contains in excess of 1,000 ounces of gold per vertical metre (NI-43-101- Dec 30, 2005; 2007 AIF).

51 HQ (96 mm diameter) drill holes (ER07-60 to ER07-110) were completed at the Eau Claire deposit within the 450 West Zone, over a strike-length of 300 metres and to a vertical depth of up to 100 metres. From these holes, 1,980 half-metre core samples were submitted to SGS Minerals Lakefield Research Laboratories for assay and metallurgical testing. Assay results are pending for over 1,900 core samples of vein and schist material. See website for drill plan maps.

Dr. Donald J. Robinson P.Geo, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

With its focus on the district of James Bay, Québec, Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. Eastmain also holds interest in 12 projects within the district, including the Éléonore South property, where a new sedimentary-gold discovery has been found in a similar geologic setting to Goldcorp's Roberto deposit. The Company has a minimum budget of $3.75 million for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

Eau Claire Gold Deposit - 450 West Zone - 2007 Drilling



N
600 E
500 E
400 E
100N
000N
ER07-60
ER07-61
ER07-62
ER07-63
ER07-64
ER07-65
ER07-66
ER07-67
ER07-68
ER07-69
ER07-70
ER07-71
ER07-72
ER07-73
ER07-74
ER07-75
ER07-76
ER07-77
ER07-78
ER07-79
ER07-80
ER07-81
ER07-82
ER07-83
ER07-84
ER07-85
ER07-86
ER07-87
ER07-88
ER07-89
ER07-90
ER07-91
ER07-92
ER07-93
ER07-94
ER07-95
ER07-96
ER07-97
ER07-98
ER07-99
ER07-100
ER07-101
ER07-102
ER07-103
ER07-104
ER07-105
ER07-106
ER07-107
ER07-108
ER07-109
ER07-110
SQ00-57
SQ00-58
SQ00-59
SQ00-60
SQ00-61
SQ00-65
SQ00-66
SQ00-67
SQ00-68
SQ00-69
SQ00-70
SQ00-72
SQ00-73
SQ00-74
SQ00-75
SQ00-87
SQ00-88
SQ98-32
SQ97-30
SQ99-45
SQ99-46
SQ99-47
WM8
25 m
2007 Dril hole
2007 Dril hole with Visible Gold
LEGEND
Sediments
Mafic Volcanics
Alteration Zone (Schist)
Gold-quartz-tourmaline vein
March 2008

Eastmain Resources Inc.

Table 1. Clearwater Project - Assay Data - 2007 Drilling

HOLE ID	Sample No.	VEIN ID	FROM	TO	Length	Au	Au
					m	G/T	oz/ton
ER07-62	C014790	**JQ**	52.2	52.7	0.5	**52.0**	**1.52**
ER07-62	C014791	JQ	52.7	53.2	0.5	12.6	0.37
ER07-63	175554	**P**	21	21.5	0.5	**92.8**	**2.71**
ER07-63	175560	JQ	37.9	38.4	0.5	0.5	0.01
ER07-64	175583	**P**	12.3	12.8	0.5	**19.7**	**0.58**
ER07-64	175590	JQ	17.4	17.9	0.5	16.7	0.49
ER07-65	175616	**R**	19.9	20.4	0.5	**77.0**	**2.25**
ER07-66	C011016	**R**	55.2	55.7	0.5	**41.4**	**1.21**
ER07-67	175631	**JQ**	22.5	23	0.5	**24.6**	**0.72**
ER07-67	175632	**JQ**	23	23.5	0.5	**61.1**	**1.78**
ER07-67	175639	**R**	37.7	38.2	0.5	**30.1**	**0.88**
ER07-68	175652	P	3.7	4.2	0.5	11.4	0.33
ER07-68	175653	**P**	4.2	4.7	0.5	**24.5**	**0.72**
ER07-68	175660	**JQ**	10.9	11.4	0.5	**52.0**	**1.52**
ER07-69	C011032	**JQ**	4.5	5	0.5	**19.1**	**0.56**
ER07-69	C011033	JQ	5	5.5	0.5	12.0	0.35
ER07-69	C011040	R	9.4	9.9	0.5	7.4	0.22
ER07-70	C011427	JQ	46.2	46.8	0.6	3.8	0.11
ER07-70	C011428	**JQ**	46.8	47.3	0.5	**42.4**	**1.24**
ER07-72	C014518	JQ	26.8	27.3	0.5	6.3	0.18
ER07-72	C014519	JQ	27.3	27.8	0.5	8.5	0.25
ER07-72	C014528	**R**	40.1	40.6	0.5	**44.3**	**1.29**
ER07-73	C014540	P	6.6	7.1	0.5	9.3	0.27
ER07-73	C014549	JQ	16.1	16.6	0.5	9.4	0.27
ER07-73	C014551	JQ	16.6	17.2	0.6	12.0	0.35
ER07-73	C014559	**R**	28.5	29	0.5	**31.6**	**0.92**
ER07-76	C011111	R	6.3	6.8	0.5	11.0	0.32
ER07-76	C011117	**R**	9.2	9.7	0.5	**89.3**	**2.61**
ER07-77	C011089	**R**	8.3	8.8	0.5	**45.2**	**1.32**
ER07-77	C011090	R	8.8	9.3	0.5	3.9	0.11
ER07-78	C014863	P	38.5	39	0.5	7.5	0.22
ER07-79	C011365	P	19.9	20.4	0.5	6.7	0.20
ER07-79	C011390	R	40.9	41.5	0.6	10.6	0.31
ER07-80	C156633	P	4.5	5	0.5	4.3	0.12
ER07-80	C156634	P	5	5.5	0.5	15.6	0.46
ER07-80	C156635	P	5.5	6	0.5	5.9	0.17
ER07-80	C156636	P	6	6.5	0.5	8.5	0.25
ER07-80	C156637	P	6.5	7	0.5	11.7	0.34
ER07-80	C156638	P	7	7.5	0.5	3.3	0.10
ER07-80	C156639	P	7.5	8	0.5	13.4	0.39
ER07-81	C011228	**R**	15.5	16.1	0.6	**19.1**	**0.56**
ER07-82	C014691	**JQ**	43.4	43.9	0.5	**188.0**	**5.49**
ER07-84	C011323	**JQ**	12.4	12.9	0.5	**27.7**	**0.81**
ER07-84	C011324	JQ	12.9	13.4	0.5	11.8	0.34
ER07-85	C011145	**JQ**	6.5	7	0.5	**33.3**	**0.97**
ER07-85	C011168	R	17.5	18	0.5	3.6	0.11
ER07-85	C011169	**R**	18	18.5	0.5	**69.5**	**2.03**
ER07-85	C011170	**R**	18.5	19	0.5	**46.9**	**1.37**

Table 1. Clearwater Project - Assay Data - 2007 Drilling

HOLE ID	Sample No.	VEIN ID	FROM	TO	Length	Au	Au
					m	G/T	oz/ton
ER07-86	C156993	**JQ**	47.3	47.8	0.5	**25.5**	**0.74**
ER07-87	C011253	P	17.8	18.3	0.5	2.0	0.06
ER07-87	C011254	P	18.3	18.8	0.5	4.6	0.13
ER07-87	C011255	**P**	18.8	19.3	0.5	**237.0**	**6.92**
ER07-87	C011256	**P**	19.3	19.8	0.5	**38.5**	**1.12**
ER07-87	C011257	**P**	19.8	20.3	0.5	**172.0**	**5.02**
ER07-87	C011258	**P**	20.3	20.8	0.5	**99.6**	**2.91**
ER07-87			**18.8**	**20.8**	**2.0**	**136.8**	**4.0**
ER07-89	B032188	R	17	17.6	0.6	4.6	0.14
ER07-89	B032201	S	26.1	26.6	0.5	11.2	0.33
ER07-90	C014952	**S**	66.6	67.1	0.5	**167.0**	**4.88**
ER07-91	175087	S	52	52.5	0.5	10.3	0.30
ER07-92	175012	**JQ**	12	12.5	0.5	**17.6**	**0.51**
ER07-94	C156883	H	4	4.5	0.5	3.6	0.11
ER07-94	175512	**R**	57.3	57.8	0.5	**23.5**	**0.69**
ER07-95	175712	**R**	50.9	51.5	0.6	**51.5**	**1.50**
ER07-98	C014961	I	10.9	11.4	0.5	4.6	0.13
ER07-98	C014981	P	30.9	31.4	0.5	11.1	0.32
ER07-98	C014990	**JQ**	39	39.5	0.5	**37.2**	**1.09**
ER07-98	C156911	**R**	64.5	65	0.5	**87.0**	**2.54**
ER07-98	C156912	**R**	65	65.5	0.5	**2540.0**	**74.17**
ER07-98			**64.5**	**65.5**	**1.0**	**1313.5**	**38.4**
ER07-99	175138	P	17.5	18	0.5	6.0	0.17
ER07-99	175147	R	36.3	36.9	0.6	11.6	0.34
ER07-100	C156832	R	57.2	57.7	0.5	3.0	0.09
ER07-100	C156833	R	57.7	58.2	0.5	15.4	0.45
ER07-103	175095	I	11.9	12.4	0.5	4.4	0.13
ER07-103	175130	S	64.4	64.9	0.5	9.1	0.27
ER07-104	C156762	**P**	33.9	34.4	0.5	**27.2**	**0.79**
ER07-104	C156771	**JQ**	44.8	45.3	0.5	**375.0**	**10.95**
ER07-108	C156604	**R**	68.9	69.4	0.5	**87.3**	**2.55**
Average						**70.74**	**2.07**

Note: Sample length represents true thickness. Assays are pending for 1,900 HQ drill core samples.

Chemical analysis was completed by SGS Minerals Don Mills Laboratories using a 50-gram split and gravimetric techniques. The visible gold samples were mechanically screened and assayed for metallics. Internal standards provided by an independent company and blank samples were inserted for quality control purposes.

END